                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           General Communication, Inc.
                    ----------------------------------------
                                (NAME OF ISSUER)

1. Class A Common Stock, no par value ("Class A Common Stock")
2. Class B Common Stock, no par value ("Class B Common Stock")
                       ----------------------------------
                         (TITLE OF CLASS OF SECURITIES)

1. Class A Common Stock:                                             369385 10 9
2. Class B Common Stock:                                             369385 20 8

                    ----------------------------------------
                                 (CUSIP NUMBER)

                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                 October 8, 1998
                    ----------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1

                                   CUSIP Nos.


Class A Common Stock:                                                                                   369385 10 9
Class B Common Stock:                                                                                   369385 20 8
---------------------------------------------------------------------------------------------------------------------
             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Kim Magness
---------------------------------------------------------------------------------------------------------------------
             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)     / /
                  (b)     /X/
---------------------------------------------------------------------------------------------------------------------
             3)   SEC Use Only
---------------------------------------------------------------------------------------------------------------------
             4)   Source of Funds (See Instructions)          N/A.  SEE Item 3 below.
---------------------------------------------------------------------------------------------------------------------
             5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
---------------------------------------------------------------------------------------------------------------------
             6)   Citizenship or Place of Organization      U.S.A.
---------------------------------------------------------------------------------------------------------------------
                   7) Sole Voting Power           Class A Common Stock                                    755,202(1)
                                                  Class B Common Stock                                    534,544(2)

Number of Shares   --------------------------------------------------------------------------------------------------
                   8) Shared Voting Power         Class A Common Stock                                             0
  Beneficially                                    Class B Common Stock                                             0

  Owned by Each    --------------------------------------------------------------------------------------------------
                   9) Sole Dispositive Power      Class A Common Stock                                    755,202(1)
Reporting Person                                  Class B Common Stock                                    534,544(2)

      With         --------------------------------------------------------------------------------------------------
                   10) Shared Dispositive Power    Class A Common Stock                                             0
                                                   Class B Common Stock                                             0

---------------------------------------------------------------------------------------------------------------------
                   11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                  Class A Common Stock                                    755,202(1)
                                                  Class B Common Stock                                    534,544(2)

---------------------------------------------------------------------------------------------------------------------
           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------------------------------------------------------------------
           13)  Percent of Class Represented by Amount in Row (11)
                  1.6% of Class A Common Stock
                  13.2% of Class B Common Stock

---------------------------------------------------------------------------------------------------------------------
           14)    Type of Reporting Person (See Instructions)    IN
---------------------------------------------------------------------------------------------------------------------

                  (1) Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. SEE Item 5 below. The numbers of shares of Class A Common Stock shown in rows 7 through 11 above assume that the shares of Class B Common Stock shown in rows 7 through 11 above have been converted into shares of Class A Common Stock.

                  (2) SEE Item 5.

ITEM 1.  SECURITY AND ISSUER

     Kim Magness, hereby amends and supplements the statement on Schedule 13D (the "Statement") with respect to the following shares of stock of General Communications, Inc. beneficially owned by Kim Magness:

     1. General Communication, Inc. Class A Common Stock, no par value ("Class A Common Stock"); and

     2. General Communication, Inc. Class B Common Stock, no par value ("Class B Common Stock").

     The issuer of the Class A Common Stock and Class B Common Stock (collectively, the "Company Securities") is General Communication, Inc. (the "Company") whose principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Statement is hereby amended and supplemented by adding the following:

     On October 8, 1998, the Estate of Betsy Magness (the "Betsy Magness Estate") transferred, among other securities, the following Company Securities (representing all the Company Securities held by the Betsy Magness Estate) to Magness Securities, LLC (the "Magness LLC") in exchange for a 100% membership interest in the Magness LLC:


     SHARES                             CLASS
     ------                             -----
     177,324                            Class A Common Stock
     198,440                            Class B Common Stock

     As the manager of the Magness LLC and personal representative of the Betsy Magness Estate, which is the sole member of the Magness LLC, Kim Magness and the Betsy Magness Estate are deemed to beneficially own such Company Securities and maintain sole voting power and dispositive power.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of the Statement is hereby amended and supplemented by adding the following:

     On October 8, 1998, the Betsy Magness Estate transferred, among other securities, the following Company Securities (representing all the Company Securities held by the Betsy Magness Estate) to the Magness LLC in exchange for a 100% membership interest in the Magness LLC:


     SHARES                             CLASS
     ------                             -----
     177,324                            Class A Common Stock
     198,440                            Class B Common Stock

     As the manager of the Magness LLC and personal representative of the Betsy Magness Estate, which is the sole member of the Magness LLC, Kim Magness and the Betsy Magness

Estate are deemed to beneficially own such Company Securities and maintain sole voting power and dispositive power.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Footnote 1 to Item 5(a) of the Statement is hereby deleted in its entirety and replaced with the following:

(1) Based on 45,397,961 shares of Class A Common Stock and 4,062,520 shares of Class B Common Stock outstanding on July 31, 1998.

     Footnote 2 to Item 5(a) of the Statement is hereby deleted in its entirety and replaced with the following:

(2) Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. The number of shares of Class A Common Stock shown in this Item 5 assume that the shares of Class B Common Stock have been fully converted into shares of Class A Common Stock.

     In addition, each share of Class B Common Stock is entitled to 10 votes per share and each share of Class A Common Stock is entitled to one vote per share. Accordingly, when these classes of stock are aggregated, Kim Magness may be deemed to currently beneficially own voting equity securities representing approximately 6.5% of the voting power with respect to a general election of directors of the Company.

     On October 8, 1998, the Betsy Magness Estate transferred, among other securities, the following Company Securities (representing all the Company Securities held by the Betsy Magness Estate) to the Magness LLC in exchange for a 100% membership interest in the Magness LLC:


     Shares                                     Class
     ------                                     -----
     177,324                            Class A Common Stock
     198,440                            Class B Common Stock


     As the manager of the Magness LLC and personal representative of the Betsy Magness Estate, which is the sole member of the Magness LLC, Kim Magness and the Betsy Magness Estate are deemed to beneficially own such Company Securities and maintain sole voting power and dispositive power.

     Footnote 3 to Item 5(a) of the Statement is hereby deleted in its entirety and replaced with the following:

(3) Kim Magness is the personal representative of the Betsy Magness Estate and the manager of the Magness LLC. Accordingly, the following shares held directly by the Magness LLC and beneficially owned by the Betsy Magness Estate are reflected in full in Kim Magness' share information: (i) 375,764 shares of Class A Common Stock, and (ii) 198,440 shares of Class B Common Stock. The foregoing share numbers assume the conversion in full of the shares of Class B Common Stock into shares of Class A Common Stock. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of the shares of Class B Common Stock into shares of Class A Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   October 8, 1998



    /s/ Kim Magness
------------------------------------------
Kim Magness


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